Filed by TranSwitch Corporation

Pursuant to Rule 425 and Rule 433 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Centillium Communications, Inc.

Commission File No. 000-30649

News Release

TranSwitch Corporation Issues Corporate Update

in Anticipation of its Pending Merger with

Centillium Communications, Inc.

SHELTON, CT – October 6, 2008 – TranSwitch Corporation (NASDAQ: TXCC) a leading provider of semiconductor solutions for the converging voice, data and video network, today announced the following in anticipation of its pending merger with Centillium Communications, Inc. (NASDAQ: CTLM), a leading provider of highly innovative communications processing technology.

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TranSwitch now expects revenues to be in the range of $10.3 million to $10.5 million for the third quarter ended September 30, 2008. The Company’s previous outlook for third quarter revenues, as announced on its July 29, 2008 conference call, was to be around $10.2 million.

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The Company is also revising its expectations for potential expense savings, assuming the completion of the merger, from at least $10.5 million annually to around $14 million, compared to the two companies’ current expenses. In addition to $10.5 million of previously identified expense savings at Centillium, TranSwitch has identified an additional $3.5 million of potential annual savings for 2009 through restructuring of its current operations along with other expense reduction steps already initiated.

•	Pending approval of Centillium’s Shareholders, TranSwitch anticipates closing this transaction on or about October 24, 2008.

As a result of the restructuring, TranSwitch expects to record a one-time restructuring charge of approximately $400,000 in the fourth quarter of 2008, in addition to other anticipated one-time restructuring charges related to the merger.

The new TranSwitch, resulting from the combination of the two companies, will have a broad portfolio of best-in-class communications products for next-generation broadband access, transport, carrier Ethernet and VoIP applications with important design wins in the next-generation projects of major carriers in the UK, Japan, China, Korea and India.

“We are well-positioned with strong footprints in the UK’s upgrade to an all-IP network, Japan’s Fiber-to-the-Home initiative, and China’s 3G network deployment, along with other initiatives,” said Dr. Santanu Das, CEO of TranSwitch.

“These projects are just beginning to ramp and we expect them to contribute a growing stream of high-margin revenue for many years to come.”

“TranSwitch has invested heavily over the past years in anticipation of the architectural change that is occurring now as carriers transition from legacy to Ethernet and IP technologies. While we will continue to invest systematically in the communications space, it will be measured and consistent with the long cycle nature of the business,” stated Das.

“Going forward, TranSwitch has a unique opportunity to become a leader in the large and rapidly growing field of digital video transport, which complements the Company’s traditional communications business. The Company has just begun to license its HDMI™ and DisplayPort intellectual property,

TranSwitch Corporation Issues Corporate Update

which offers industry leading performance and functionality. We believe that the video transport business presents an opportunity for faster return on investment. Our plan is to increase investment in this area to take advantage of our technology leadership with the goal of developing a rapidly growing revenue stream,” added Dr. Das.

“We will continuously re-evaluate our investment decisions with the objective of maximizing shareholder value,” concluded Dr. Santanu Das.

Additional details on TranSwitch’s third quarter results will be discussed during a conference call that will be scheduled in October. A formal announcement for the date of the conference call will be made by TranSwitch.

About TranSwitch Corporation

TranSwitch Corporation (Nasdaq: TXCC) designs, develops and markets innovative semiconductors that provide core functionality and complete solutions for voice, data and video communications network equipment. As a leading supplier to telecom, datacom, cable television and wireless markets, TranSwitch customers include the major OEMs that serve the worldwide public network, the Internet, and corporate Wide Area Networks (WANs). TranSwitch devices are inherently flexible, many incorporating embedded programmable microcontrollers to rapidly meet customers’ new requirements or evolving network standards by modifying a function via software instruction. TranSwitch implements global communications standards in its VLSI solutions and is committed to providing high-quality products and services. TranSwitch, Shelton, CT, is an ISO 9001:2000 registered company. Additional information is available at www.transwitch.com.

About Centillium Communications Inc.

Centillium Communications, Inc. (Nasdaq: CTLM) delivers highly innovative communications processing technology for global systems vendors targeting service provider, enterprise and consumer markets. Centillium’s high performance Systems-on-Chip (SoC) products power leading edge optical, Voice- over-Internet Protocol (VoIP), security and data systems requiring top quality, highly integrated, very low power processing solutions that help minimize the energy footprint of communications networks. With a long heritage of technology leadership and first-to-market product development, Centillium provides semiconductor solutions that keep customers and end users at the forefront of the communications evolution. Centillium is a global company with headquarters in Fremont, CA. Additional information is available at http://www.centillium.com.

Information set forth in this communication contains forward-looking statements, which involve a number of risks and uncertainties. Such forward-looking statements include, but are not limited to, statements about the timing of the completion of the transaction, the anticipated benefits of the transaction, including future financial and operating results and estimated cost savings and synergies, and other statements that are not historical facts. TranSwitch and Centillium caution readers that any forward-looking information is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking information due to various risks and uncertainties.

TranSwitch Corporation 3 Enterprise Drive Shelton, CT 06484 USA (203) 929-8810 Fax: (203) 926-9453 www.transwitch.com

TranSwitch Corporation Issues Corporate Update

These include risks and uncertainties relating to: the parties’ potential inability to complete the transaction because conditions to the closing of the transaction may not be satisfied; the risk that the businesses will not be integrated successfully and without delay; the risk that the transaction may involve unexpected costs or unexpected liabilities; uncertainties concerning the effect of the transaction on relationships with customers, employees and suppliers of either or both companies; risks associated with downturns in economic conditions generally and in the telecommunications and data communications markets and the semiconductor industry specifically; risks in product development and market acceptance of and demand for both companies products and products developed by the companies’ customers; risks relating to TranSwitch’s indebtedness; risks of failing to attract and retain key managerial and technical personnel; risks associated with foreign sales and high customer concentration; risks associated with competition and competitive pricing pressures; risks associated with investing in new businesses; risks of dependence on third-party VLSI fabrication facilities; risks related to intellectual property rights and litigation; risks in technology development and commercialization. The risks included above are not exhaustive. The annual reports on Form 10-K, the quarterly reports on Form 10-Q, current reports on Form 8-K, any amendments thereto, and other documents TranSwitch and Centillium have filed and will file with the SEC contain additional factors that could impact the company’s businesses and financial performance. TranSwitch and Centillium expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any such statements to reflect any change in expectations or any change in events, conditions or circumstances on which any such statement is based.

Important Information for Investors and Stockholders

TranSwitch and Centillium filed a Definitive Proxy Statement/Prospectus with the SEC on September 25, 2008. Centillium has mailed to its stockholders the Definitive Proxy Statement/Prospectus concerning the proposed merger of Centillium with a subsidiary of TranSwitch. TRANSWITCH AND CENTILLIUM URGE INVESTORS AND STOCKHOLDERS TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED BY EITHER PARTY WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and stockholders will be able to obtain the proxy statement/prospectus and other documents filed with the SEC free of charge at the website maintained by the SEC at www.sec.gov. In addition, documents filed with the SEC by TranSwitch will be available free of charge on the investor relations portion of the TranSwitch website at www.transwitch.com. Documents filed with the SEC by Centillium will be available free of charge on the investor relations portion of the Centillium website at www.centillium.com.

Participants in the Solicitation

This communication is not a solicitation of a proxy from any security holder of Centillium. However, Centillium, and certain of its directors and executive officers, may be deemed participants in the solicitation of proxies from the stockholders of Centillium in connection with the merger. The names of Centillium’s directors and executive officers and a description of their interests in Centillium (including their ownership of Centillium stock) are set forth in the proxy statement for Centillium’s 2008 annual meeting of stockholders, which was

TranSwitch Corporation 3 Enterprise Drive Shelton, CT 06484 USA (203) 929-8810 Fax: (203) 926-9453 www.transwitch.com

TranSwitch Corporation Issues Corporate Update

filed with the SEC on April 29, 2008. Investors and stockholders can obtain more detailed information regarding the direct and indirect interests of Centillium’s directors and executive officers in the merger by reading the definitive proxy statement/prospectus when it becomes available.

TranSwitch Corporation and TranSwitch Corporation products and terms referenced herein are either trademarks or registered trademarks of TranSwitch Corporation

HDMI is a registered trademark of HDMI Licensing LLC.

For more information contact:

Robert A. Bosi

Vice President, Chief Financial Officer

Phone: 203/929-8810 ext. 2465

www.transwitch.com

TranSwitch Corporation 3 Enterprise Drive Shelton, CT 06484 USA (203) 929-8810 Fax: (203) 926-9453 www.transwitch.com